Exhibit 99.3

RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended

September 30, 2020

RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended

September 30, 2020

RAM Energy Holdings LLC and Subsidiaries
Contents

Page
Independent Auditor’s Report	3
Consolidated Financial Statements
Consolidated Balance Sheet as of September 30, 2020	5
Consolidated Statement of Operations for the Year Ended September 30, 2020	6
Consolidated Statement of Member’s Equity for the Year Ended September 30, 2020	7
Consolidated Statement of Cash Flows for the Year Ended September 30, 2020	8
Notes to Consolidated Financial Statements	9-20

Independent Auditor’s Report

To the Board of Directors RAM Energy Holdings LLC

Tulsa, Oklahoma

We have audited the accompanying consolidated financial statements of RAM Energy Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of September 30, 2020, and the related consolidated statements of operations, member’s equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RAM Energy Holdings LLC and its subsidiaries as of September 30, 2020, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As more fully described in Note 2 to the consolidated financial statements, the Company has been materially impacted by the outbreak of a novel coronavirus (COVID-19), which was declared a global pandemic by the World Health Organization in March 2020. The pandemic has compounded the crude oil price volatility due to disruption of global supply and demand, which has, and may continue to have a material impact to the Company’s financial position and results of operations. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Houston, TX

November 16, 2020

Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

September 30,	2020

Assets

Current Assets
Cash and cash equivalents	$8,670,146
Accounts receivable, net	1,776,351
Prepaid expenses	167,589

Total Current Assets	10,614,086

Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, full cost method	116,121,091
Unproved oil and natural gas properties	7,488,377
Gas gathering and processing equipment	17,610,003
Other property and equipment	534,903
141,754,374
Less: accumulated depreciation, depletion, amortization and impairment	(90,727,620)

Net Property and Equipment	51,026,754

Other Assets
Restricted cash	741,524
Other	15,334

Total Other Assets	756,858

Total Assets	$62,397,698

Liabilities and Member’s Equity

Current Liabilities
Accounts payable	$9,297,593
Revenue payable	1,526,449
Accrued liabilities	1,074,357
Derivative liabilities	537,157
Current portion of asset retirement obligations	903,228

Total Current Liabilities	13,338,784

Asset Retirement Obligations, net of current portion	4,827,793

Long-Term Debt, net	40,293,546

Total Liabilities	58,460,123

Commitments and Contingencies (Note 9)

Member’s Equity	3,937,575

Total Liabilities and Member’s Equity	$62,397,698

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended September 30,	2020

Operating Revenues
Crude oil sales	$13,242,725
Natural gas sales	8,046,227
Natural gas liquids sales	5,281,458
Water supply services	748,221
Gathering fees	3,267,474

Total Revenues	30,586,105

Operating Expenses
Oil and natural gas operating expenses	19,371,952
Oil and natural gas production taxes	713,228
Water usage	75,000
Depreciation, depletion and amortization	14,816,892
Impairment of oil and gas properties	32,455,508
Accretion of asset retirement obligations	576,665
Bad debt expense	1,050
General and administrative, overhead and other expenses, net of operator's overhead fees	4,450,780

Total Operating Expenses	72,461,075

Loss from Operations	(41,874,970)

Other Income (Expense)
Interest expense	(5,945,697)
Interest income	86,697
Gain on derivative instruments	2,322,535
Other income, net	82,745

Total Other Income (Expense)	(3,453,720)

Net Loss	$(45,328,690)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Member’s Equity

	Units	Member’s Equity (Deficit)

Balance, October 1, 2019	84,747	$(37,177,068)

Conversion of debt to equity	96,058	86,443,333

Net loss	-	(45,328,690)

Balance, September 30, 2020	180,805	$3,937,575

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended September 30,	2020

Cash Flows from Operating Activities
Net loss	$(45,328,690)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	14,816,892
Impairment of oil and gas properties	32,455,508
Interest expense paid in kind	1,443,333
Amortization of deferred loan costs	8,466
Accretion of asset retirement obligations	576,665
Bad debt expense	1,050
Gain on derivative instruments	(2,322,535)
Derivative cash settlements	2,859,692
Changes in operating assets and liabilities:
Accounts receivable	6,049,168
Prepaid expenses and other assets	57,806
Accounts payable and revenue payable	(18,113,792)
Drilling advances	(2,226,283)
Settlements of asset retirement obligations	(664,473)
Accrued liabilities	(507,152)

Net Cash Used in Operating Activities	(10,894,345)

Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(34,021,957)
Proceeds from sales of oil and natural gas properties	75,000
Payments for other property and equipment	(7,297)

Net Cash Used in Investing Activities	(33,954,254)

Cash Flows from Financing Activities
Proceeds from borrowings on long-term debt	81,801,000
Payments on long-term debt	(30,500,000)
Deferred financing costs	(965,920)

Net Cash Provided by Financing Activities	50,335,080

Net Increase in Cash, Cash Equivalents and Restricted Cash	5,486,481

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	3,925,189

Cash, Cash Equivalents and Restricted Cash - End of Year	$9,411,670

Supplemental Cash Flow Information
Cash paid for interest	$2,301,546
Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$1,935,869
Asset retirement obligations	$334,919
Conversion of debt to equity	$86,443,333

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings”) is a Delaware limited liability company, wholly-owned by PennantPark Investment Corporation (“PennantPark”), and was formed in July 2014 as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018, both as wholly-owned subsidiaries of RAM. On October 1, 2019, RAM contributed its ownership in Service to Holdings and Service became wholly-owned by Holdings. Holdings, RAM, Fayette and Service are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In September 2017, Holdings issued PennantPark 61,606 common units in satisfaction of the $88 million of outstanding debt that RAM owed to PennantPark. Holdings then entered into a new $35 million term loan. In June 2018, the credit agreement was amended to add a $15 million revolving loan. The credit agreement was amended in January 2019 and May 2019 to increase the revolving loan to $40 million, and further amended in October 2019 to increase the revolving loan to $50 million. In January 2020, the debt was restructured and converted to equity, and Holdings issued PennantPark 96,058 common units in satisfaction of the $86 million in debt that Holdings owed to PennantPark.  See Notes 7 and 8.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the state of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

2.	Liquidity and Recent Events

A novel strain of coronavirus (“COVID-19”) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization in March 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served.

The adverse economic effects of the COVID-19 outbreak have materially decreased demand for crude oil based on the restrictions in place by governments trying to curb the outbreak and changes in consumer behavior. This has led to a significant global oversupply of oil and consequently a substantial decrease in crude oil prices.  In response to the reduction in crude oil prices, the Company has instituted cost reduction measures that include negotiated cost reductions with vendors and elimination or deferral of certain discretionary capital spending.  Further, as discussed in Note 1, the Company’s sole Member converted all of its outstanding debt to equity during the year, and as further discussed in Note 7, the Company also refinanced its debt with Macquarie with a loan from the Main Street Lending Program, which is part of the U.S. Federally enacted “CAREs Act”.  As a result of these two transactions, the Company has no debt principal payments due until 2023 and no cash interest payments due until October 2021.

While management believes it has sufficient liquidity to fund its cash requirements through November 2021 based on current oil and gas pricing models and derivative instruments the Company has in place, the full impact of the COVID-19 pandemic continues to evolve, and as such,

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations is uncertain. Management is actively monitoring the impact of the COVID-19 pandemic and oil and gas pricing volatility on the Company's financial position, liquidity, operations, suppliers, industry and workforce.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly-owned subsidiaries, RAM and Service, and RAM’s wholly-owned subsidiary, Fayette. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. During the first half of calendar 2020, crude oil prices declined significantly due to the Saudi-Russia conflict and decreased demand as a result of the COVID-19 pandemic.  As a result, the Company recognized an impairment of $32.5 million during the year ended September 30, 2020.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unevaluated property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company did not have any impairment of its unproved oil and gas properties for the year ended September 30, 2020.

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions. Depreciation expense of other property and equipment for the year ended September 30, 2020 was approximately $463 thousand.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At September 30, 2020, the Company had approximately $742 thousand in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheet.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

September 30,	2020

Cash and cash equivalents	$8,670,146
Restricted cash included in other long-term assets	741,524

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$9,411,670

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended September 30, 2020, over 87% of total revenues and total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2020, the allowance for doubtful accounts was $8 thousand.

In 2020, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.5 million for the year ended September 30, 2020.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 of the Codification, at September 30, 2020, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statement of operations.

The Company recorded the following activity related to the asset retirement obligations:

Year Ended September 30,	2020

Liability for Asset Retirement Obligations,
Beginning of Year	$5,483,910
Accretion expense	576,665
Additions	124,960
Obligations for wells sold	(432,932)
Settlements	(664,473)
Changes in estimates	642,891

Liability for Asset Retirement Obligations, End of Year	5,731,021

Less: Current asset retirement obligations	903,228

Long-Term Asset Retirement Obligations	$4,827,793

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the Company’s share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so take more or less than their respective entitled percentage. As of September 30, 2020, there were no significant oil and natural gas imbalances.

Income Taxes

RAM, Fayette and Service are disregarded subsidiaries of Holdings. As Holdings has elected to be classified as a corporation, a tax provision has been calculated for the year ended September 30, 2020.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to loss before provision for income taxes. For the year ended September 30, 2020, the Company had a benefit for income taxes of $12.5 million, which was completely offset by a valuation allowance. The significant differences between pre-tax book income and taxable book income relate to non-deductible expenses, state income taxes, change in valuation allowance, and other adjustments to deferred tax balances.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The sources and tax effects of the differences are as follows:

Year Ended September 30,	2020

Income tax benefit at the federal statutory rate (21%)	$(9,519,026)
Return to provision adjustments	(1,213,195)
State income tax expense, net of federal benefit	(1,793,866)
Other	12,671
Change in valuation allowance	12,513,416

Income tax benefit	$-

The Company’s income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

September 30,	2020

Depreciable/depletable property, plant and equipment	$15,471,467
Asset retirement obligation	1,181,556
Derivative assets	606,481
Reserves and other	22,473
Net operating loss carryforward	18,072,194
Total noncurrent deferred tax assets	35,354,171
Valuation allowance	(35,354,171)

Net noncurrent deferred tax assets	$-

As of September 30, 2020, the Company has a net operating loss carryforward of approximately $79 million for federal income tax reporting purposes. Of this amount, $31.4 million will begin to expire in 2034 and $47.6 million has an indefinite carryforward period. The 2018 Tax Cuts and Jobs Act changed the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. Based on the history of losses of the predecessor entity and the continued depression of oil and gas prices, the Company concluded it was not more likely than not that the net operating losses would be utilized; accordingly, a valuation allowance was recorded. In addition, the Company has generated a net operating loss carryforward for state income tax purposes, which the Company believes is not more likely than not to be realized during the relevant carryforward periods; however, such amounts have not been separately disclosed in the consolidated financial statements as the Company does not believe that these net operating losses are material to the amounts presented herein.

A valuation allowance has been established with respect to the portion of the deferred tax asset associated with tax basis in excess of carrying value of the Company’s assets for which the Company currently does not reasonably believe under the deferred tax asset realization criteria set forth in Topic 740 that it will more likely than not realize a benefit in future periods. As of September 30, 2020, the Company recorded a valuation allowance of $35.4 million.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50 percent likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2020.

The Company’s federal and state tax returns from its inception remain subject to examination by the applicable tax authorities.

4.	Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by level, as of September 30, 2020:

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total

Derivative Liability (Commodity Contracts)	$-	$537,157	$-	$537,157

The Company estimates the fair value of its derivative instruments based on published forward commodity price curves as of the date of the estimate, less discounts to recognize present values. The Company estimated the fair value of its derivatives using a pricing model which also considered market volatility, counterparty credit risk and additional criteria in determining discount rates. The discount rate used in the discounted cash flow projections was based on published LIBOR rates, Eurodollar futures rates and interest swap rates. The counterparty credit risk was determined by calculating the difference between the derivative counterparty’s bond rate and published bond rates. A credit valuation adjustment (“CVA”) for the Company is incorporated into the derivative valuation when the overall derivative position with a counterparty is in a liability position. A CVA is calculated based on the spread between the Company’s credit curve and a risk-free rate.

At September 30, 2020, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. The fair value of the Main Street Lending Program Loan approximates fair value

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

due to the interest rate being reflective of market rates and the Paycheck Protection Program Loan is not material.

The Company’s non-financial assets and liabilities, which are initially measured at fair value, are comprised primarily of asset retirement obligations. These liabilities are recorded at fair value when acquired/incurred, but not re-measured at fair value in subsequent periods. The Company classifies such initial measurements as Level 3, since certain significant unobservable inputs are utilized in their determination. The fair value of additions to the asset retirement obligations and certain changes in the estimated fair value of the liabilities are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Inputs to the valuation include: (1) estimated plug and abandonment cost based on a third-party study; (2) estimated remaining life of each field; (3) the Company’s credit-adjusted risk-free interest rate of 3.24%; and (4) the average inflation factor of 1.80%. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation, and are the most sensitive and subject to change.

5.	Derivative Contracts

The Company periodically utilizes various hedging strategies to manage the price received for a portion of its future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2020, the Company entered into certain derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2020 have been recorded in the consolidated statement of operations.

The Company’s derivative position at September 30, 2020, consisting of swaps, is shown in the following table:

	Start Date	End Date	Commodity	Notional Quantity		Average Strike Price

Contract 1	11/1/2020	3/31/2021	Natural Gas	1,208,000	MMBTU	$2.601

Gross fair values of the Company’s derivative instruments, prior to netting of assets and liabilities subject to a master netting arrangement, are as follows:

Derivative Financial Instruments	Balance Sheet Location	Fair Value as of September 30, 2020

Commodity Contracts	Current Liabilities-Derivative Liabilities	$537,157

		$537,157

During 2020, the Company entered into certain derivative contracts with Macquarie Investments US Inc. (“Macquarie”). The Company unwound and terminated the derivative contracts in connection with the extinguishment of the debt with Macquarie, after obtaining financing from the Main Street Lending Program.  See Note 7.

All of the gains and losses related to derivative contracts are recorded through the “Gain on derivative instruments” account in the consolidated statement of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

6.	Acquisitions and Divestitures

Leon County Disposition

In February 2020, the Company closed on the sale of certain oil and natural gas properties located in Leon County, Texas for $75 thousand in proceeds, and was relieved of $288 thousand of plugging liability. The full cost pool was reduced by the net proceeds.

Brazos County Disposition

In April 2020, the Company closed on the sale of certain oil and natural gas properties located in Brazos County, Texas. The Company received no proceeds but was relieved of $102 thousand of plugging liability.

Dewitt County Disposition

In July 2020, the Company closed on the sale of certain oil and natural gas properties located in Dewitt County, Texas. The Company received no proceeds but was relieved of $42 thousand of plugging liability.

7.	Long-Term Debt

Long-term debt consists of the following:

September 30,	2020

2020 Main Street Lending Program Loan	$40,800,000
2020 Paycheck Protection Program Loan	501,000

$41,301,000
Less: Deferred Financing Costs	$1,007,454

Long-Term Debt, net	$40,293,546

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

PennantPark Credit Facility

On September 30, 2019, the Company had a 2017 term loan of $35 million and a 2018 revolving loan of $40 million under a loan agreement with PennantPark. The loan agreement was to mature on July 2, 2022. In October 2019, the loan agreement was amended to increase the revolving loan commitment to $50 million. Both the term loan and revolving loan carried an interest rate of 8% with a 50% paid-in-kind interest option.  In December 2019 and January 2020, the loans with PennantPark were restructured and converted to equity, and Holdings issued PennantPark 96,058 common units in satisfaction of the $86 million in debt that Holdings owed to PennantPark.

Macquarie Credit Facility

On October 16, 2019, RAM, Fayette and Service, as co-borrowers, entered into a $70 million credit facility with Macquarie Investments US Inc. (“Macquarie”) as Administrative Agent for itself. The amount funded at closing was $30.5 million, net of deferred loan costs. The facility included a $30.5 million Tranche A term loan, a $16 million Tranche B term loan and a $23.5 million Tranche C term loan. Wells that were currently drilling were identified as Tranche A wells. Tranche B and Tranche C wells are identified in RAM’s future development plan. Tranche A was funded at closing, and was used to pay a working capital deficit and other development and operating costs of Tranche A wells. Tranches B and C were to be available when certain wells satisfied production targets and other conditions were met.

The Tranche A term loan provided for monthly payments of interest and principal during its term. Interest was charged at LIBOR plus the Applicable Margin of 8.0%. The Tranche A monthly amortization payments varied based on production of the new Fayette wells. The first principal repayment was due November 30, 2019.

The facility was secured by liens on substantially all properties and assets of the borrowers. The loan agreement contained representations, warranties and covenants customary in transactions of this nature, including financial covenants relating to a current ratio, a maximum leverage ratio and a PDP coverage ratio. The facility further provided for certain hedging requirements, and the Company entered into certain hedging agreements during October 2019.

The Company repaid the credit facility on September 15, 2020 with proceeds from the Main Street Loan as further discussed below.  The agreement was terminated at that time.

Paycheck Protection Program Loan

On April 29, 2020, the Company entered into a $501 thousand loan with the Paycheck Protection Program through the United States Small Business Administration.  The loan has a term of two years and carries an interest rate of 1%.  The loan amount is based on approximately 2.5 months’ of payroll, rent and utilities expense and is forgivable upon showing support for applicable expenditures and proof of eligibility requirements.  The Company submitted a forgiveness application in September 2020.  The Company has elected to use ASC 470 to account for this loan and will record a gain on forgiveness of debt in the period in which the debt is legally forgiven.  The application for these funds requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company.  The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its future adherence to the forgiveness criteria.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Main Street Lending Program Loan Facility

On September 4, 2020, RAM, with Holdings, Fayette and Service, as guarantors, entered into a $40.8 million loan facility with the Main Street Lending Program and Vast Bank (the “Main Street Loan”).  The Company used $26.5 million of the proceeds to repay the debt with Macquarie and deferred loan costs.

The Main Street Loan matures in 2025 and carries an interest rate of LIBOR plus 3%.  The first interest payment is due October 4, 2021 and each month thereafter.  Principal is due as follows:  15% on September 4, 2023, 15% on September 4, 2024, and the remaining 70% on September 4, 2025.

The Main Street Loan is secured by liens on substantially all properties and assets of the borrowers. The loan agreement contains representations, warranties and covenants customary in transactions of this nature, including a financial covenant relating to a minimum debt service coverage ratio, calculated semi-annually. As of September 30, 2020, the Company was in compliance with its financial covenants.

8.	Member’s Equity

PennantPark holds all units in Holdings. Debt restructuring in December 2019 and January 2020 included PennantPark contributing the then outstanding 2017 $35 million term loan plus the 2018 $50 million revolving loan to Holdings, effectively extinguishing the debt. In exchange, Holdings issued PennantPark 96,058 common units. As PennantPark is the sole owner of Holdings, the debt restructuring was deemed a capital transaction at cost basis with no gain or loss recorded. The cost basis of the debt plus interest paid-in-kind immediately prior to the extinguishment and the resulting equity contribution was $86 million on conversion of the debt.

9.	Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2024. Approximate future minimum lease payments as of September 30, 2020 are as follows:

Year Ending September 30,

2021	$458
2022	389
2023	108
2024	9
2025	-

$964

Rent expense of approximately $0.5 million was incurred under operating leases for the year ended September 30, 2020.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

10.	Related Party Transactions

RAM made certain payments on behalf of an officer totaling $59 thousand in 2020, which are due to the Company as of September 30, 2020.

11.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through November 16, 2020, the date the consolidated financial statements were available to be issued.

The Company entered derivative positions in October and November 2020, as summarized in the following table:

Start Date	End Date	Commodity	Option Type	Notional Quantity		Weighted Average Floor	Weighted Average Ceiling	Weighted Average Premium
4/1/2021	10/31/2023	Natural Gas	Collar	3,442,500	MMBTU	$2.575	$3.153	Costless
1/1/2021	3/31/2023	Crude Oil	Put	153,400	BBL	$25.000	N/A	$1.919